Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp:

We consent to the use of our reports dated February 28, 2012, with respect to the consolidated balance sheets of NBT Bancorp Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/KPMG LLP

Albany, New York
May 3, 2012